UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Report on Form 6-K dated December 6, 2006

Commission File Number 1-14838

RHODIA

(Translation registrant’s name into English)

Cœur Défense – Tour A
110, Esplanade Charles de Gaulle

92400 Courbevoie

France

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82-________

Enclosures: - Rhodia signs agreement for sale of its european industrial fibers business to butler capital

- Rhodia receives first carbon credits. Abatement plant starts up in brazil

PRESS RELEASE

RHODIA SIGNS AGREEMENT FOR SALE
OF ITS EUROPEAN INDUSTRIAL FIBERS BUSINESS TO BUTLER CAPITAL

Paris, December 5, 2006 ----- Rhodia today announced the signing of an agreement for the sale of its European industrial fibers business to Butler Capital Partners. This business employs 1,200 people, based in Germany, Latvia, Poland, Slovakia and Switzerland.

The divestiture of this business, classified in «Discontinued Operations» in the second quarter 2006, reduces the Group’s consolidated net sales 2005 by €163 million.

The transaction is expected to be finalized in the coming weeks, once all necessary legal authorizations have been obtained.

«This transaction is in line with our strategy to refocus on businesses in which we hold strong leadership positions», commented Rhodia Chief Executive Officer Jean-Pierre Clamadieu. «For our Polyamide activity, our strategy is to strengthen our leading position by building future growth in Intermediates and Engineering Plastics, developing innovative solutions for our customers and further consolidating our industrial footprint, particularly in Asia».

This press release is available on Rhodia’s corporate website at  www.rhodia.com

Butler Capital Partners is a leading private equity company. Over the last 15 years, the group has acquired wide  experience in France’s industrial and entrepreneurial framework. Operating in a variety of business sectors, it has made major investments in BDDP (advertising group), Atys (world leader in fresh fruit preparation), Ipsos (#2 in market research), Flo (French leader in catering), PSG, Abrium (distribution of safety equipment), César (world leader for party-related items), SNCM, France Champignon (joint leader in Europe).

Rhodia is a global specialty chemicals company recognized for its strong technology positions in the Performance Materials, Functional Chemicals and Organics and Services clusters. Partnering with major players in the automotive, electronics, pharmaceuticals, agrochemicals, consumer care, tires, and paints and coatings markets, Rhodia offers tailor-made solutions combining original molecules and technologies to respond to customers’ needs. Rhodia subscribes to the principles of Sustainable Development communicating its commitments and performance openly with stakeholders. Rhodia generated sales of €5 billion in 2005 and employs around 19,500 people worldwide. Rhodia is listed on Euronext Paris and the New York Stock Exchange.

Contacts
Press Relations
Lucia Dumas	+33 (0) 1 53 56 64 84
Rita Hillig	+33 (0) 1 53 56 64 04

Investor Relations
James Palmer	+33 (0) 1 53 56 64 89

PRESS RELEASE

RHODIA RECEIVES FIRST CARBON CREDITS

* * *

ABATEMENT PLANT STARTS UP IN BRAZIL

Paris, November 24, 2006 –  Following the third party audit of its greenhouse gas emissions reduction at the Onsan plant in South Korea, Rhodia has received its first 1 mt of Certified Emissions Reductions (CER) from the United Nations Convention on Climat Change Secretariat (UNFCCC).

In Brazil, Rhodia has commenced operations of its N2O abatement plant for reducing greenhouse gas emissions at Paulinia. The ramp up of this unit will take place over the coming weeks.

Starting 2007, Rhodia expects to have a total of 11 to 13 mt of CERs available per year until 2013.

The two greenhouse gas emission projects launched by Rhodia in South Korea and Brazil are within the Kyoto Protocol’s Clean Development Mechanism. CERs are valid in both Phases I & II of the European Emissions Trading Scheme, irrespective of their issuance date. These projects are part of the Group’s commitment to Sustainable Development.

*    *    *

This press release contains elements that are not historical facts including, without limitation, certain statements on future expectations and other forward-looking statements. Such statements are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those anticipated.

Rhodia is a global specialty chemicals company recognized for its strong technology positions in the Performance Materials, Functional Chemicals and Organics and Services clusters. Partnering with major players in the automotive, electronics, pharmaceuticals, agrochemicals, consumer care, tires, and paints and coatings markets, Rhodia offers tailor-made solutions combining original molecules and technologies to respond to customers’ needs. Rhodia subscribes to the principles of Sustainable Development communicating its commitments and performance openly with stakeholders. Rhodia generated sales of €5 billion in 2005 and employs around 19,500 people worldwide. Rhodia is listed on Euronext Paris and the New York Stock Exchange.

Contacts

Press Relations
Lucia Dumas	+33 (0)1 53 56 64 84
Rita Hillig	+33 (0)1 53 56 64 04

Investor Relations
James Palmer	+33 (0)1 53 56 64 89

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Rhodia has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 6, 2006	RHODIA
	By:	/s/ Pascal Bouchiat
	Name:	Pascal Bouchiat
	Title:	Senior Vice President and Chief Financial Officer